ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

1.  Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) hereby informs that on November 12, 2009, its controlled company Itaú Seguros S.A. (“ITAÚ SEGUROS”) and XL Swiss Holdings Ltd. (“XL SWISS”), a company controlled by XL Capital Ltd. (“XL”) signed an agreement providing for the acquisition by ITAÚ SEGUROS of a XL SWISS shareholding in Itaú XL Seguros Corporativos S.A. (“Transaction”). In this context, the Itaú XL Seguros Corporativos S.A. shall be wholly owned by ITAÚ UNIBANCO.

2.  In line with XL’s interest in continuing to operate in Brazil and the existing relationship between ITAÚ UNIBANCO and XL, a separate arrangement has been entered into by which ITAÚ SEGUROS shall provide, after completion of the Transaction, insurance cover to (i) XL’s clients in Brazil and (ii) XL’s Global Program clients with operations in Brazil. These insurance policies shall be reinsured by a reinsurance company of XL constituted in Brazil in the same way that they were reinsured before the termination of the joint venture.

3.  The Transaction is conditional on the approval of the Brazilian insurance regulator (SUSEP) and shall be submitted for approval by the Brazilian anti-trust authorities (CADE).

São Paulo-SP, November 13, 2009.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer